Issuer Free Writing Prospectus

Dated February 27, 2023

Filed Pursuant to Rule 433

relating to the

Preliminary Prospectus Supplement

dated February 27, 2023 and

Prospectus dated March 8, 2021

Registration Statement No. 333-254015

$950,000,000

$350,000,000 5.500% Senior Notes due 2033 (the “2033 Notes”)

$600,000,000 5.750% Senior Notes due 2053 (the “2053 Notes”)

Issuer:	Arthur J. Gallagher & Co.

Expected Ratings
(Moody’s/S&P/Fitch)*:	Baa2 (stable) / BBB (stable) / BBB (positive)

Security Type:	Senior, Unsecured

Principal Amount:	2033 Notes: $350,000,000
2053 Notes: $600,000,000

Issue Price:	2033 Notes: 99.817% plus accrued interest, if any, from March 2, 2023
2053 Notes: 98.998% plus accrued interest, if any, from March 2, 2023

Proceeds to Issuer (after underwriting discount but before offering expenses):	2033 Notes: $347,084,500
2053 Notes: $588,738,000

Trade Date:	February 27, 2023

Settlement Date:	March 2, 2023 (T+3)

Maturity Date:	2033 Notes: March 2, 2033
2053 Notes: March 2, 2053

Coupon:	2033 Notes: 5.500% per annum
2053 Notes: 5.750% per annum

Interest Payment Dates:	2033 Notes: Semi-annually on March 2 and September 2 of each year, commencing on
September 2, 2023
2053 Notes: Semi-annually on March 2 and September 2 of each year, commencing on
September 2, 2023

Benchmark Treasury:	2033 Notes: 3.500% due February 15, 2033
2053 Notes: 4.000% due November 15, 2052

Benchmark Treasury Price/Yield:	2033 Notes: 96-17 / 3.924%
2053 Notes: 101-12 / 3.921%

Spread to Benchmark Treasury:	2033 Notes: 160 basis points
2053 Notes: 190 basis points

Yield to Maturity:	2033 Notes: 5.524%
2053 Notes: 5.821%

Optional Redemption:	2033 Notes: Prior to December 2, 2032, make-whole call at the greater of 100% of the principal amount of the 2033 Notes to be redeemed and the discounted present value through the par call date at the applicable Treasury Rate plus 25 basis points, plus accrued and unpaid interest

On or after December 2, 2032, par call plus accrued and unpaid interest

2053 Notes: Prior to September 2, 2052, make-whole call at the greater of 100% of the principal amount of the 2053 Notes to be redeemed and the discounted present value through the par call date at the applicable Treasury Rate plus 30 basis points, plus accrued and unpaid interest

On or after September 2, 2052, par call plus accrued and unpaid interest

Change of Control:	Upon certain change of control events, at 101% of the principal amount of Notes, plus accrued and unpaid interest.

Use of Proceeds:	The Issuer expects to use the net proceeds of this offering for general corporate purposes, including the funding of future acquisitions.

CUSIP/ISIN:	2033 Notes: 04316J AD1/US04316JAD19
2053 Notes: 04316J AE9/US04316JAE91

Joint Book-Running Managers:	BofA Securities, Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Barclays Capital Inc.
BMO Capital Markets Corp.

Co-Managers:	Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC
Gallagher Securities, Inc.

*	Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling BofA Securities, Inc. at 1-800-294-1322 or Citigroup Global Markets Inc. at 1-800-831-9146.

We expect that delivery of the Notes will be made against payment therefor on or about the closing date specified in this communication, which will be the third business day following the Trade Date (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade the Notes on the Trade Date or the following two business days, by virtue of the fact that the Notes initially will settle T+3 should specify an alternative settlement arrangements at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade the Notes on the Trade Date or the following two business days should consult their own advisors.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.